Exhibit 99.1

RISK FACTORS

Risks Related to Our Business

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures and our ability to select the right markets and media in which to advertise.

Our marketing expenditures were $7.5 million, $3.5 million and $1.3 million in 2004, 2003 and 2002, respectively. Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures, including our ability to:

•	create greater awareness of our brand and our program;

•	identify the most effective and efficient level of spending in each market, media and specific media vehicle;

•	determine the appropriate creative message and media mix for advertising, marketing and promotional expenditures;

•	effectively manage marketing costs (including creative and media) in order to maintain acceptable customer acquisition costs;

•	select the right market, media and specific media vehicle in which to advertise; and

•	convert consumer inquiries into actual orders.

Our planned marketing expenditures may not result in increased revenues or generate sufficient levels of brand name and program awareness. We may not be able to manage our marketing expenditures on a cost-effective basis whereby our customer acquisition cost may exceed the contribution profit generated from each additional customer.

If we are able to grow our business, we may not be able to manage our growth successfully.

If we are able to increase our customer base and grow our business, we will face business risks commonly associated with rapidly growing companies, including the risk that existing management, information systems and financial controls may be inadequate to support our growth. We cannot predict whether we will be able to respond on a timely basis, or at all, to the changing demands that our growth may impose on our existing management and infrastructure. For example, increasing demands on our infrastructure could cause any of the following:

•	delays in order intake time both on our website as well as through call centers;

•	delays in order processing, packaging and shipping;

•	failures to provide our customers with their specific food selections;

•	inadequate numbers of telephone counselors, customer service representatives and other personnel; and

•	an inability to route all calls during spikes to the appropriate personnel.

If we fail to adapt our management, information systems and financial controls to our growth, or if we encounter other unexpected difficulties, our business, financial condition and operating results will suffer.

We rely on third parties to provide us with adequate food supply and certain fulfillment, internet, networking and call center services, the loss of any of which could cause our revenues, earnings or reputation to suffer.

Food Manufacturers.    We rely solely on third-party manufacturers to supply all of the food and other products we sell, three of which supplied approximately two-thirds of our food in 2004. We do not currently have written contracts with any of these manufacturers and therefore are not assured of an adequate supply or pricing on a long-term basis. If we are unable to obtain sufficient quantity, quality and variety of food and other products in a timely and low cost manner from our manufacturers, we will be unable to fulfill our customers’ orders in a timely manner, which may cause us to lose revenues and market share or incur higher costs, as well as damage the value of the NutriSystem brand.

Fulfillment.    Approximately two-thirds of our order fulfillment is handled by a third party, Ozburn-Hessey Logistics, or OHL. Should OHL be unable to service our needs for even a short duration, our revenues and business could be harmed. Additionally, the cost and time associated with replacing OHL on short notice would add to our costs. Any replacement fulfillment provider would also require startup time, which could cause us to lose sales and market share.

Internet, Networking and Call Centers.    Our business also depends on a number of third parties for internet access, networking and call center services, and we have limited control over these third parties. Should our network connections go down, our ability to fulfill orders would be delayed. Further, if our website or call centers become unavailable for a noticeable period of time due to internet or communication failures, our business could be adversely affected, including harm to our brand and loss of sales.

Therefore, we are dependent on maintaining good relationships with these third parties. The services we require from these parties may be disrupted by a number of factors associated with their businesses, including the following:

•	labor disruptions;

•	delivery problems;

•	internal inefficiencies;

•	equipment failure;

•	natural or man-made disasters; and

•	with respect to our food suppliers, shortages of ingredients or United States Department of Agriculture (“USDA”) and United States Food and Drug Administration (“FDA”) compliance issues.

We are dependent on the QVC Shopping Network for a significant percentage of revenues.

In 2004, sales of our products through our relationship with the QVC Shopping Network accounted for 11% of our net revenues. We estimate that 8% to 10% of our revenues for 2005 will be from our relationship with QVC. For 2005, we have a one year contractual agreement with QVC with an automatic extension unless either party decides not to extend the agreement and a minimum level of sales has not been achieved for the year. Under the QVC agreement, QVC controls when and how often our products and services are offered on-air, and we are not guaranteed any minimum level of sales or transactions. QVC has the exclusive right to promote our products using direct response television programs other than our own infomercials during the contract term and on a non-exclusive basis for two years thereafter. If QVC elects not to renew the agreement or reduces airtime for promoting our products, our operating profits will suffer and we will be prohibited from selling our products through competitors of QVC for six months after the termination of the agreement.

We may be subject to claims that our personnel are unqualified to provide proper weight loss advice.

Most of our counselors for our weight management program do not have extensive training or certification in nutrition, diet or health fields and have only undergone the training they receive from us. We may be subject to claims from our customers alleging that our personnel lack the qualifications necessary to provide proper advice regarding weight loss and related topics. We may also be subject to claims that our personnel have provided inappropriate advice or have inappropriately referred or failed to refer customers to health care providers for matters other than weight loss. Such claims could result in damage to our reputation and divert management’s attention from our business, which would adversely affect our business.

We may be subject to health-related claims from our customers.

Our weight loss program does not include medical treatment or medical advice, and we do not engage physicians or nurses to monitor the progress of our customers. Many people who are overweight suffer from other physical conditions, and our target consumers could be considered a high-risk population. A customer who experiences health problems could allege or bring a lawsuit against us on the basis that those problems were caused or worsened by participating in our weight management program. For example, our predecessor businesses suffered substantial losses due to health-related claims and related publicity. Currently, we are neither subject to any such allegations nor have we been named in any such litigation. However, if we were, we would defend ourselves against such claims. Defending ourselves against such claims, regardless of their merit and ultimate outcome, would likely be lengthy and costly, and adversely affect our results of operations. Further, our general liability insurance may not cover claims of these types.

The weight management industry is highly competitive. If any of our competitors or a new entrant into the market with significant resources pursues a weight management program similar to ours, our business could be significantly affected.

Competition is intense in the weight management industry and we must remain competitive in the areas of program efficacy, price, taste, customer service and brand recognition. Some of our competitors are significantly larger than us and have substantially greater resources. Our business could be adversely affected if someone with significant resources decided to imitate our weight management program. For example, if a major supplier of pre-packaged foods decided to enter this market and made a substantial investment of resources in advertising and training diet counselors, our business could be significantly affected. Any increased competition from new entrants into our industry or any increased success by existing competition could result in reductions in our sales or prices, or both, which could have an adverse effect on our business and results of operations.

New weight loss products or services may put us at a competitive disadvantage.

On an ongoing basis, many existing and potential providers of weight loss solutions, including many pharmaceutical firms with significantly greater financial and operating resources than us, are developing new products and services. The creation of a weight loss solution, such as a drug therapy, that is perceived to be safe, effective and “easier” than a portion-controlled meal plan would put us at a disadvantage in the marketplace and our results of operations could be negatively affected.

If we pursue competitive advertising, we may be subject to litigation from our competitors.

If we pursue competitive advertising, our competitors may pursue litigation regardless of its merit and chances of success. Defending such litigation may be lengthy and costly, strain our resources and divert management’s attention from their core responsibilities, which would have a negative impact on our business.

If consumers do not widely accept an online or telephonic source for weight management products and services, we will be unable to increase our customer base.

Our success depends on attracting and retaining a high volume of online and telephonic customers. Factors that could prevent or delay the widespread consumer acceptance of purchasing weight management products and services online or by telephone include problems with or customer concerns about:

•	the security of online or telephonic transactions;

•	the loss of privacy with respect to personal weight and health information;

•	delays in responses to inquiries;

•	delivery time associated with online or telephone orders, compared to the immediate receipt of products at a store or weight loss center;

•	shipping charges, which do not apply to shopping at stores or traditional weight loss centers;

•	the ability to return or exchange orders;

•	the absence of face-to-face contact with counselors and other dieters; and

•	the loss of the discipline, accountability and support associated with group sessions.

If these or other factors cause existing and potential customers not to accept our direct-to-consumer business strategy, we will not be able to maintain our growth and our operating results will suffer.

Future acquisitions and the pursuit of new business opportunities present risks, and we may be unable to achieve the financial and strategic goals of any acquisition or new business.

A component of our growth strategy is to acquire existing businesses or pursue other business opportunities in the market for weight management and fitness products and services. Even if we succeed in acquiring or building such businesses, we will face a number of risks and uncertainties, including:

•	difficulties in integrating newly acquired or newly started businesses into existing operations, which may result in increasing operating costs that would adversely affect our operating income and earnings;

•	the risk that our current and planned facilities, information systems, personnel and controls will not be adequate to support our future operations;

•	diversion of management time and capital resources from our existing businesses, which could adversely affect their performance and our operating results;

•	dependence on key management personnel of acquired or newly started businesses and the risk that we will be unable to integrate or retain such personnel;

•	the risk that the new products or services we may introduce or begin offering, whether as a result of internal expansion or business acquisitions, will not gain acceptance among consumers and existing customers;

•	the risk that new efforts may have a detrimental effect on our brand;

•	the risk that we will face competition from established or larger competitors in the new markets we may enter, which could adversely affect the financial performance of any businesses we might acquire or start; and

•	the risk that the anticipated benefits of any acquisition or of the commencement of any new business may not be realized, in which event we will not be able to achieve any return on our investment in that new business.

If we do not continue to receive referrals from existing customers, our customer acquisition cost may increase.

We rely on word of mouth advertising for a portion of our new customers. If our brand suffers or the number of customers acquired through referrals drops due to other circumstances, our costs associated with acquiring new customers and generating revenue will increase, which will, in turn, have an adverse affect on our profitability.

We use spokespersons to promote our products. If these spokespersons suffer adverse publicity, our revenues could be adversely affected.

Our marketing strategy depends in part on celebrity spokespersons, such as Zora Andrich and Kat Carney, as well as customer spokespersons to promote our weight management program. Any of these spokespersons may become the subject of adverse news reports, negative publicity or otherwise be alienated from a segment of our customer base, whether weight loss related or not. If so, such events may reduce the effectiveness of his or her endorsement and, in turn, adversely affect our revenues and results of operations.

If we cannot protect and enforce our trademarks and other intellectual property rights, our brand and our business will suffer.

We believe that our trademarks and other proprietary rights are important to our success and competitive position. The actions we take to establish and protect our trademarks and other proprietary rights may prove to be inadequate to prevent imitation of our products or services or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may develop similar trademarks or other intellectual property independently or assert rights in our trademarks and other proprietary rights. If so, third parties may seek to block or limit sales of our products and services based on allegations that use of some of our marks or other intellectual property constitutes a violation of their intellectual property rights. If we cannot protect our trademarks and other intellectual property rights, or if our trademarks or other intellectual property rights infringe the rights of third parties, the value of our brand may decline, which would adversely affect our results of operations.

We are dependent on our Chief Executive Officer and other key executive officers for future success.

Our future success depends to a significant degree on the skills, experience and efforts of Michael J. Hagan, our Chief Executive Officer, and other key executive officers. The loss of the services of any of these individuals could harm our business. Only two of our key executive officers, George Jankovic and Thomas F. Connerty, have employment agreements with us. In addition, we have not obtained life insurance on any key executive officers. If any key executive officers left us or were seriously injured and became unable to work, the business could be harmed.

Development of our Slim and Tone business may have a negative impact on our core business.

Development of our Slim and Tone business may require us to divert some of our capital resources and management’s time away from our weight management business. Since our Slim and Tone franchisees are independent third parties with their own financial objectives, actions taken by them, including breaches of their contractual obligations, may have negative impact on both our Slim and Tone and NutriSystem brands. Further, if we have to deal with disputes with our Slim and Tone franchisees regarding operations and other contractual issues, our management’s attention could be diverted which could have an adverse affect on our core business.

Our Slim and Tone subsidiary is subject to franchise law and regulations that govern its status as a franchisor and regulates aspects of its franchise relationships. Slim and Tone’s ability to develop facilities and to enforce contractual rights against its franchisees may be adversely affected by these laws and regulations, which could cause its franchise revenues to decline and adversely affect our growth strategy.

Slim and Tone is subject to federal and state laws and regulations, including the regulations of the Federal Trade Commission (the “FTC”), as well as similar authorities in individual states and other jurisdictions, in connection with the offer, sale and termination of Slim and Tone franchises and the regulation of the franchisor-franchisee relationship. Failure to comply with these laws could subject both Slim and Tone and us to liability to franchisees and to fines or other penalties imposed by governmental authorities. In addition, we may become subject to litigation with, or other claims filed with state or federal authorities by, Slim and Tone franchisees based on alleged unfair trade practices, implied covenants of good faith and fair dealing, payment of royalties, location of stores, advertising expenditures, franchise renewal criteria or express violations of franchise agreements. Our Slim and Tone business may encounter compliance problems from time to time and material disputes may arise with one or more Slim and Tone franchisees. Accordingly, Slim and Tone’s failure to comply with applicable franchise laws and regulations, or disputes with Slim and Tone franchisees, could have a material adverse effect on our results of operations, financial condition and growth strategy.

We are exposed to potential risks and we will be incurring increased costs as a result of the internal control testing and evaluation process mandated by Section 404 of the Sarbanes-Oxley Act of 2002.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, we are in the process of documenting, and testing and evaluating the effectiveness of, our internal controls to enable management to report, and permit our independent registered public accountants to evaluate and issue an attestation report, on the effectiveness of our internal controls over financial reporting. We will incur additional operating expenses and our management will devote considerable time and attention to these activities, resulting in a diversion of cash and management time and resources from revenue generating activities to compliance activities. The internal control evaluation, testing and attestation process required by Section 404 is new and we have not had any prior experience with that process. As a result, we may not be able to complete the process by March 1, 2006, when the attestation report is currently required to be issued and our independent registered public accountants may find significant deficiencies or material weaknesses in our internal controls that will have to be reported and remediated by us.

Provisions in our certificate of incorporation may deter or delay an acquisition of us or prevent a change in control, even if an acquisition or a change of control would be beneficial to our stockholders.

Provisions of our certificate of incorporation (as amended) may have the effect of deterring unsolicited takeovers or delaying or preventing a third party from acquiring control of us, even if our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Our certificate of incorporation (as amended) permits our Board of Directors to issue preferred stock without stockholder approval upon such terms as the Board of Directors may determine. The rights of the holders of our common stock will be junior to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding common stock. The issuance of a substantial number of preferred shares could adversely affect the price of our common stock.

Risks Related to Our Industry

The weight loss industry is subject to adverse publicity, which could harm our business.

The weight loss industry receives adverse publicity from time to time, and the occurrence of such publicity could harm us, even if the adverse publicity is not directly related to us. In the early 1990s, our predecessor businesses were subject to extremely damaging adverse publicity relating to a large number of lawsuits alleging that the NutriSystem weight loss program led to gall bladder disease. This publicity was a factor that contributed to the bankruptcy of our predecessor businesses in 1993. More recently, our predecessor businesses were severely impacted by significant litigation and damaging publicity related to their customers’ use of fen-phen as an appetite suppressant, which the FDA ordered withdrawn from the market in September 1997. The significant decline in business resulting from the fen-phen problems caused our predecessor businesses to close all of their company-owned weight loss centers.

Congressional hearings about practices in the weight loss industry have also resulted in adverse publicity and a consequent decline in the revenues of weight loss businesses. Future research reports or publicity that are perceived as unfavorable or that question certain weight loss programs, products or methods could result in a decline in our revenues. Because of our dependence on consumer perceptions, adverse publicity associated with illness or other undesirable effects resulting from the consumption of our products or similar products by competitors, whether or not accurate, could also damage customer confidence in our weight loss program and result in a decline in revenues. Adverse publicity could arise even if the unfavorable effects associated with weight loss products or services resulted from the user’s failure to use such products or services appropriately.

Our industry is subject to governmental regulation that could increase in severity and hurt results of operations.

Our industry is subject to federal, state and other governmental regulation. For example, some advertising practices in the weight loss industry have led to investigations from time to time by the FTC and other governmental agencies. Many companies in the weight loss industry, including our predecessor businesses, have entered into consent decrees with the FTC relating to weight loss claims and other advertising practices. We continue to be subject to these consent decrees, which restrict how we advertise the successes our customers have achieved in losing weight through the program and require us to include the phrase “results not typical” in advertisements. Regulation of advertising practices in the weight loss industry may increase in scope or severity in the future, which could have a material adverse impact on our business.

Other aspects of our industry are also subject to government regulation. For example, food manufacturers are subject to rigorous inspection and other requirements of the USDA and FDA, and companies operating in foreign markets must comply with those countries’ requirements for proper labeling, controls on hygiene, food preparation and other matters. If federal, state, local or foreign regulation of our industry increases for any reason, then we may be required to incur significant expenses, as well as modify our operations to comply with new regulatory requirements, which could harm our operating results. Additionally, remedies available in any potential administrative or regulatory actions may include requiring us to refund amounts paid by all affected customers or pay other damages, which could be substantial.

Changes in consumer preferences and discretionary spending could negatively impact our operating results.

Our program features a combination of pre-packaged food selections with online and telephonic support and counseling services, which we believe offer convenience and value to our customers. Our continued success depends, to a large degree, upon the continued popularity of our program versus various other weight loss, weight management and fitness regimens, such as low carbohydrate diets, appetite suppressants and diets featured in the published media. Changes in consumer tastes and preferences away from our pre-packaged food and support and counseling services, and any failure to provide innovative responses to these changes, may have a materially adverse impact on our business, financial condition, operating results, cash flows and prospects.

Additionally, the success of our business and our operating results are dependent on discretionary spending by consumers. A decline in discretionary spending could adversely affect our business, financial condition, operating results and cash flows. Our business could also be adversely affected by general economic conditions, demographic trends, consumer confidence in the economy and changes in disposable consumer income.

The sale of ingested products involves product liability and other risks.

Like other distributors of products that are ingested, we face an inherent risk of exposure to product liability claims if the use of our products results in illness or injury. The foods that we resell are subject to laws and regulations, including those administered by the USDA and FDA that establish manufacturing practices and quality standards for food products. Product liability claims could have a material adverse effect on our business as we do not have contractual indemnification rights against our other suppliers, and our other remedies against third parties and our existing insurance coverage may not be adequate. Distributors of weight loss food products, vitamins, nutritional supplements and minerals, including our predecessor businesses, have been named as defendants in product liability lawsuits from time to time. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding costs to the business and by diverting the attention of senior management from the operation of the business. We may also be subject to claims that our products contain contaminants, are improperly labeled, include inadequate instructions as to use or inadequate warnings covering interactions with other substances. Product liability litigation, even if not meritorious, is very expensive and could also entail adverse publicity for us and reduce our revenues.

Risks Related to Our Common Stock

Our stock price has been volatile and its trading volume has been low. These conditions may continue or worsen.

Our common stock has often traded at very low volumes. In addition, our share price may decline in the future, for reasons related, or unrelated, to future operating results. Many factors may cause the market price of our common stock to decline, including the risk factors described in this report and the following:

•	periodic variations in the actual or anticipated financial results of our business or other companies in the weight management and fitness industry;

•	downward revisions in securities analysts’ estimates of our future operating results or of the future operating results of other companies in our industry;

•	material announcements by us or our competitors;

•	public sales of a substantial number of shares of our common stock;

•	changes in our accounting practices and policies, including our adoption of FASB Statement No. 123 (Revised 2004), “Share-Based Payment,” which is required beginning in 2006;

•	our history of greater revenues and profit in the first half of our fiscal years, as compared to the second half; and

•	adverse changes in general market conditions or economic trends or in conditions or trends in our industry.

If our quarterly results are below the expectations of securities analysts and investors, the price of our common stock may decline.

Many factors, including those described in this “Risk Factors” exhibit, can affect our business, financial condition and results of operations, which makes the prediction of our financial results difficult. These factors include:

•	increases or decreases in the number of orders placed by new and existing customers;

•	changes in market conditions that can affect the demand for our products and services, such as adverse publicity or increased governmental regulation;

•	general economic conditions that may influence the spending decisions of our customers; and

•	the actions of our competitors.

If our quarterly operating results fall below the expectations of securities analysts and investors due to these or other risks, securities analysts may downgrade their ratings on our common stock and some of our stockholders may sell their shares, which could adversely affect the trading prices of our common stock. Additionally, in the past, companies that have experienced declines in the trading price of their shares due to events of this nature have been the subject of securities class action litigation. If we become involved in securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources, thus harming our business.

We have a large number of shares of our common stock that can be sold in the public market. Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline.

As of March 31, 2005, 12,866,450 shares of common stock are being offered for sale under two registration statements on Form S-3 that became effective on December 5, 2003 and August 17, 2004. The sale of a substantial number of shares of our common stock, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock.

We have a significant number of options outstanding to acquire shares of our common stock that adversely affects any diluted earnings per share calculation and that, when exercised, will dilute existing shareholders and could decrease the market price of our common stock.

We have a significant number of outstanding options to acquire shares of our common stock at various price ranges. Also we will continue to issue equity securities under our equity compensation plans, which, when issued, will continue to adversely affect any diluted earnings per share calculation. In addition to the dilution our existing shareholders will experience once these options are exercised, our shareholders could experience a decline in the market price of our common stock from the sale of these shares in the public market. The negative impact of future equity based grants on our stock price may be exacerbated by our adoption of FASB Statement No. 123R in 2006, which will require us to increase significantly the amount of compensation expense we record upon such grants.

We currently do not foresee any future cash dividend payments. As a result, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have not declared or paid any cash dividends on our common stock since our initial public offering in 1999. Moreover, we currently intend to retain any future earnings to finance our operations, to pursue our advertising and marketing strategy and to further expand and grow our business. For that reason, we do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.